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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC
Mail Processing
Section
FEB 28 2013
Washington DC
400

ANNUAL AUDITED REPORT

FORM X-17A-5
PART III
FACING PAGE

SEC FILE NUMBER
8-52993

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER – DEALER:

LEUMI INVESTMENT SERVICES INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

562 5th Avenue 7th FL	New York	NY	10036-4802
(No. and Street)	(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John J. Sanfratello — 917-542-2102 (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – if individual, state last, first, middle name)

5 Times Square	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).* SEC 1410 (06-02)

לאומי
leumi

LEUMI INVESTMENT SERVICES INC.
MEMBER FINRA, SIPC

OATH OR AFFIRMATION

We, Nancy Eiden and John J. Sanfratello, swear (or affirm) that, to the best of our knowledge and belief the accompanying statement of financial condition pertaining to the firm of Leumi Investment Services Inc., as of December 31, 2012, are true and correct. We further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Nancy Eiden
President

John J. Sanfratello
Chief Financial Officer

PETER J. CALABRESE
Notary Public, State of New York
No. 01CA6126156
Qualified in Suffolk County
Commission Expires April 25, 2017

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Statement Regarding SEC Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)*

562 Fifth Avenue
New York, NY 10036
212.407.4353
212.407.4351 fax
www.leumiusa.com

STATEMENT OF FINANCIAL CONDITION

Leumi Investment Services Inc.
(A Wholly Owned Subsidiary of Bank Leumi USA)
December 31, 2012
With Report of Independent Registered Public
Accounting Firm

Ernst & Young LLP

ERNST & YOUNG

Leumi Investment Services Inc.
(A Wholly Owned Subsidiary of Bank Leumi USA)

Statement of Financial Condition

December 31, 2012

Contents

Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholder
Leumi Investment Services Inc.

We have audited the accompanying statement of financial condition of Leumi Investment Services Inc., (the Company) as of December 31, 2012, and the related notes to the statement of financial condition.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of the statement of financial condition in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of a statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Leumi Investment Services Inc. at December 31, 2012, in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

February 22, 2013

Leumi Investment Services Inc.
(A Wholly Owned Subsidiary of Bank Leumi USA)

Statement of Financial Condition

December 31, 2012

Assets	
Cash	$ 6,320,674
Deposit with clearing organization	100,000
Securities owned – at fair value	26,424,750
Equipment and leasehold improvements, less accumulated depreciation of $12,805	4,330
Deferred tax assets	1,473,534
Prepaid expenses	96,888
Accounts receivable	859,370
Total assets	$ 35,279,546
Liabilities and shareholder's equity	
Liabilities:	
Accounts payable	$ 723,818
Liabilities in respect of employee benefit plans	2,774,287
Payable to Parent	1,763,023
Other liabilities	109,264
Total liabilities	5,370,392
Shareholder's equity:	
Common stock, $1.00 par value; authorized, 100 shares, 10 shares issued and outstanding	10
Additional paid-in capital	3,115,537
Accumulated other comprehensive loss	(1,599,098)
Retained earnings	28,392,705
Total shareholder's equity	29,909,154
Total liabilities and shareholder's equity	$ 35,279,546

See accompanying notes.

Leumi Investment Services Inc.
(A Wholly Owned Subsidiary of Bank Leumi USA)

Notes to Statement of Financial Condition

December 31, 2012

1. Organization and Summary of Significant Accounting Policies

Leumi Investment Services Inc. (LISI or the Company) is a wholly owned subsidiary of Bank Leumi USA (the Parent), which is a wholly owned subsidiary of Bank Leumi Le-Israel Corporation (BLL Corp.). BLL Corp. is a wholly owned subsidiary of Bank Leumi Le-Israel B.M., a banking corporation organized in Israel, with subsidiaries and affiliates throughout the world. LISI provides brokerage services to individual and institutional customers located throughout the world.

LISI is a securities broker-dealer registered with the Securities and Exchange Commission (SEC), and is a member of the Financial Industry Regulatory Authority (FINRA). LISI is an introducing broker-dealer where all securities are cleared through another broker-dealer on a fully disclosed basis.

The following is a summary of the significant accounting policies:

Use of Estimates: The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America (generally accepted accounting principles) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Such estimates include the useful lives of equipment and leasehold improvements, fair value of financial instruments, calculation of pension and post-retirement benefits, fair value of pension plan assets, and realization of deferred tax assets. Actual results could differ from such estimates.

Income Taxes: LISI's results of operations are included in the consolidated U.S. federal income tax return of BLL Corp. LISI uses the asset and liability method, at currently enacted rates, in providing for income tax expense. Federal income taxes are calculated as if LISI filed its income tax return on a separate-company basis. State and local income tax returns are prepared on a separate-return basis. Under the asset and liability method, deferred tax assets and liabilities are recorded for temporary differences between the tax basis of assets and liabilities and their recorded amounts for financial reporting purposes using currently enacted tax laws. A valuation allowance on the deferred tax asset is established when in the judgment of management it is more likely than not that all or a portion of the deferred tax assets will not be realized.

1. Organization and Summary of Significant Accounting Policies (continued)

Cash Flows: For purposes of reporting cash flows, LISI considers all highly liquid investments with original maturities of less than three months as cash equivalents.

Securities Owned: Proprietary securities transactions settling the regular-way are recorded on a trade-date basis. Securities held principally for resale in the near term are classified as trading and are recorded at their fair value.

Equipment and Leasehold Improvements: Equipment and leasehold improvements are stated at cost less accumulated depreciation. Depreciation and amortization are computed on a straight-line basis over the estimated useful lives of the assets, which range from two to ten years or the lease term, if shorter.

Fair Value of Financial Instruments: All financial assets and liabilities are carried at fair value or amounts that approximate fair value. In accordance with Accounting Standards Codification (ASC) 820, *Fair Value Measurements and Disclosures,* the fair value of these financial instruments is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., the exit price).

Employee Benefit Plans: The cost of pension and other post-retirement plans is determined on the basis of actuarial valuations. LISI participates in a defined benefit pension plan and a post-retirement health and life insurance plan covering substantially all of the Parent's U.S. employees, and receives an allocation of such costs.

2. Securities Owned

As of December 31, 2012, LISI has investments in treasury bills and notes of $26,199,098, and corporate debt and equity securities of $225,652.

3. Net Capital and Other Regulatory Requirements

LISI is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, as defined, equal to the greater of $250,000 or 6-2/3% of total aggregate indebtedness. At December 31, 2012, LISI had net capital of $21,723,489, which was $21,365,463 in excess of the minimum requirement. LISI's ratio of aggregate indebtedness to net capital was 0.25 to 1.

3. Net Capital and Other Regulatory Requirements (continued)

LISI has entered into a written agreement with its clearing firm which requires the clearing firm to perform a "Proprietary Accounts of Introducing Brokers-Dealers (PAIB) reserve computation" with regard to all the assets of LISI held by the respective clearing firm. Consequently, the assets of LISI held at the clearing firm are treated as allowable assets for purposes of LISI's net capital computation.

4. Income Taxes

As of December 31, 2012, LISI had gross deferred tax assets of $1,473,534, primarily due to net unrealized actuarial losses on employee benefit plans, and the book and tax depreciation difference on fixed assets. Management believes that the deferred tax assets will be fully utilized in the future. Accordingly, no valuation allowance has been recorded.

LISI is included as part of the consolidated federal income tax return filed by BLL Corp. The tax sharing agreement allocates the current tax expenses to the member generating the current tax expense. The method is systematic, rational, and consistent with the broad provisions of ASC 740, *Income Taxes.*

At December 31, 2012, LISI did not have any unrecognized tax benefits. LISI does not expect significant changes in the unrecognized tax benefits to occur within the next 12 months.

5. Related-Party Transactions

LISI has cash of $6,228,370 held in an interest-free checking account with the Parent as of December 31, 2012.

Pursuant to a service agreement, the Parent provided certain operating and other administrative support facilities and services to LISI. Such facilities and services include treasury management and operation, use of office space, payroll, accounting, and other administration.

6. Financial Instruments with Off-Balance Sheet Credit Risk and Concentration of Credit Risk

LISI applies the provisions of ASC 460, *Guarantees*, which provides accounting and disclosure requirements for certain guarantees. In the normal course of business, LISI's clearing broker is exposed to risk of loss on customer transactions in the event of a customer's inability to meet the

6. Financial Instruments with Off-Balance Sheet Credit Risk and Concentration of Credit Risk (continued)

terms of its contracts; the clearing broker may have to purchase or sell securities at prevailing market prices in order to fulfill the customer's obligations. LISI has guaranteed to indemnify the clearing broker for losses that the clearing broker may sustain from the customer accounts introduced by LISI. LISI's liability under these arrangements is not quantifiable. However, the potential for LISI to be required to make payments under this agreement is remote. Accordingly, no contingent liability is carried on the statement of financial condition for these transactions. As of December 31, 2012, there were no amounts owed to the clearing broker by these customers.

LISI utilizes the services of a clearing broker for the settlement of its introduced customer's securities transactions. These activities may expose LISI to risk of loss in the event that the clearing brokers are unable to fulfill the terms of the contracts. LISI's liability under these arrangements is not quantifiable.

7. Commitments and Contingencies

LISI is subject to certain legal actions which arise out of the normal course of business. Management believes that the resolution of any litigation or investigation will not have a material adverse effect on the financial condition or results of operations of LISI.

8. Employee Benefit Plans

LISI participates in a defined benefit pension plan and a post-retirement health and life insurance plan covering substantially all of the Parent's U.S. employees. The costs of the pension and other post-retirement plans are determined on the basis of actuarial valuations. The Parent measures the plan assets and the benefit obligations at each fiscal year end, and recognizes the compensation cost of employee's pension benefits (including prior service cost) over the employee's approximate service period. This process involves making certain estimates and assumptions, including the discount rate and the expected long-term rate of return on plan assets. The Parent amortizes (as a component of employee benefit expense) unrecognized net gains and losses over the average future service of active participants to the extent that the gain (loss) exceeds 10% of the greater of the projected benefit obligation or the fair value of plan assets.

The following table represents the assumptions used to determine benefit obligation:

	Pension Benefits		Other Benefits	
	2012	**2011**	**2012**	**2011**
Discount rate	**3.61%**	4.12%	**3.61%**	4.12%
Rate of compensation increase	**3.50%**	3.50%	**NA**	N/A
Health care cost trend rates:				
Current year's rate (<65/65+)	**NA**	N/A	**9.20%**	10.10%
Ultimate rate	**NA**	N/A	**5.00%**	5.00%
Year ultimate rate is reached	**NA**	N/A	**2017**	2017

* *N/A – not applicable*

The expected return on plan assets as of December 31, 2012 and 2011 is 6%.

LISI also participates in the Parent's defined contribution Sheltered Savings Plan that covers substantially all employees who have completed one year of service. LISI's contribution is 50% of each participant's contribution, but is limited to 3% of base compensation for employees who joined LISI on or before December 31, 2006. A participant hired on or after January 1, 2007, who is not eligible to participate in the defined benefit pension plan sponsored by the Parent, will receive a matching contribution equal to 50% of his/her salary deduction up to 6% of eligible earnings during the first three years of employment. After completing three years of service, the amount of matching contribution will increase to 66.67% of his/her salary deduction up to 6% of

8. Employee Benefit Plans (continued)

eligible earnings. After completing five years of service, the amount of matching contribution will be increased to 88.33% of his/her salary deduction up to 6% of eligible earnings. After completing nine years of service, the amount of matching contribution will be increased to 100% of his/her salary deduction up to 6% of eligible earnings. As of October 1, 2008, any new hire will automatically be enrolled in the Sheltered Savings Plan. The default contribution is 6%. The new retirement target funds will be the default funds if no election is made.

As of November 1, 2008, existing employees who are not participating in the Sheltered Savings Plan are also automatically enrolled. Participants may elect to contribute up to 25% of their base salary up to a maximum of $16,500, subject to Internal Revenue Service limitations.

Effective January 1, 2010, the Sheltered Savings Plan was revised to comply with changes to rules under Internal Revenue Code section 415 made by recent legislation and revised final Treasury regulations issued June 11, 2007. The changes included increasing the statutory limits on compensation and benefits, changing certain actuarial assumptions and interest rates, altering the elements of compensation used to calculate the Section 415 limit, and modification of how the limit is adjusted in various circumstances, such as for benefit commencement at other than normal retirement age.

Effective January 1, 2012, the rate of future additions to the Employees Retirement Income Plan benefit will increase to 1.75% from 1.00%. As a result of this change, effective January 1, 2012, the Company will no longer make a non-elective contribution to a new Sheltered Savings Plan Retirement Account for those employees who are active participants in the Employees Retirement Income Plan.

9. Fair Value of Financial Instruments

Primarily all securities owned are stated at fair value based on quoted market bid prices. These securities are actively traded in the market and, thus, fall under Level 1 hierarchy of fair value. One security in the amount of $66,000 falls under Level 2 hierarchy of fair value. LISI's other financial instruments are short-term in nature. Consequently, carrying amounts of these assets and liabilities approximate estimated fair value.

10. Subsequent Events

We have evaluated whether events or transactions have occurred after December 31, 2012, that would require recognition or disclosure in this financial statement through February 22, 2013, the date of issuance of this statement of financial condition.

Ernst & Young LLP

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